Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-209699

Supplementing the Preliminary Prospectus Supplement dated

November 7, 2017 (to Prospectus dated February 25, 2016)

$600,000,000

Kellogg Company

3.400% Notes due 2027

Pricing Term Sheet

November 7, 2017

Issuer:	Kellogg Company

Anticipated Ratings*:	Baa2 (Stable) / BBB (Stable) (Moody’s / S&P)

Principal Amount:	$600,000,000

Trade Date:	November 7, 2017

Settlement Date:	November 13, 2017 (T+4)

Maturity Date:	November 15, 2027

Coupon (Interest Rate):	3.400%

Price to Public:	99.731%

Yield to Maturity:	3.432%

Spread to Benchmark Treasury:	+112.5 bps

Benchmark Treasury:	UST 2.250% due August 15, 2027

Benchmark Treasury Price and Yield:	99-16 / 2.307%

Interest Payment Dates:	May 15 and November 15, beginning May 15, 2018

Make-Whole Call:	At any time prior to August 15, 2027 (the date that is three months prior to the maturity date of the notes) at a discount rate of Treasury Rate plus 20 basis points, plus accrued and unpaid interest to the redemption date

Par Call:	At any time on or after August 15, 2027 (the date that is three months prior to the maturity date of the notes) at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date

CUSIP / ISIN:	487836BU1 / US487836BU10

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	ING Financial Markets LLC Loop Capital Markets LLC Mizuho Securities USA LLC The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefore on or about November 13, 2017, which is the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; Deutsche Bank Securities Inc. toll-free at (800) 503-4611; or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.

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